                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Avanex Corporation
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    05348W109
                                 (CUSIP Number)

                                 Frederick Fromm
                      President and Chief Executive Officer
                           Oplink Communications, Inc.
                             3469 North First Street
                               San Jose, CA 95134
                                 (408) 433-0606

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 18, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 05348W109                                            Page 2 of 11


1        NAME OF REPORTING PERSON

         Oplink Communications, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         77-0411346

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                        7          SOLE VOTING POWER
SHARES                                               13,886,525/1/
BENEFICIALLY
OWNED BY                         8          SHARED VOTING POWER
EACH                                                  9,936,901/2/
REPORTING
PERSON                           9          SOLE DISPOSITIVE POWER
                                                     13,886,525/1/

                                 10         SHARED DISPOSITIVE POWER
                                                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

__________________
/1/ In the event the Option (discussed in Items 3, 4 and 5 below) becomes exercisable and is exercised in full, Oplink Communications, Inc. ("Oplink") will have sole voting and dispositive power with respect to 13,886,525 shares of Avanex Common Stock, which, based upon the 69,467,362 shares of Avanex Common Stock outstanding as of March 15, 2002 (as represented by Avanex in the Reorganization Agreement discussed in Items 3 and 4), the number of shares of Avanex Common Stock indicated represents approximately 19.9% of the outstanding Avanex Common Stock, excluding the shares of Avanex Common Stock issuable upon exercise of the Option. Prior to the exercise of the Option, Oplink is not entitled to any rights as a stockholder of Avanex Corporation as to the shares of Avanex Common Stock covered by the Option. The Option may only be exercised upon the occurrence of certain events referred to in the Avanex Stock Option Agreement, none of which has occurred as of the date hereof. Oplink expressly disclaims beneficial ownership of any of the shares of Avanex Common Stock that are purchasable by Oplink upon exercise of the Option until such time as Oplink purchases any such shares of Avanex Common Stock upon any such exercise.
/2/ 9,936,901 shares of Avanex Common Stock (excluding options to purchase an aggregate of 2,635,742 shares of Avanex Common Stock, which options are exercisable within 60 days of March 15, 2002) are subject to Voting Agreements entered into by Oplink and certain stockholders of Avanex (discussed in Items 3 and 4 below). Oplink expressly disclaims beneficial ownership of any of the shares of Avanex Common Stock covered by the Voting Agreements. Based on the 69,467,362 shares of Avanex Common Stock outstanding as of March 15, 2002 (as represented by Avanex in the Reorganization Agreement), the number of shares of Avanex Common Stock indicated represents approximately 14.3% of the outstanding Avanex Common Stock, excluding options to purchase an aggregate of 2,633,505 shares of Avanex Common Stock, which options are exercisable within 60 days of March 15, 2002.

CUSIP No. 05348W109                                            Page 3 of 11


         23,823,426 shares /1/, /2/

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.6% (Based on 69,467,362 shares of Avanex Common Stock outstanding as of March 15, 2002, plus 13,886,525 shares after giving effect to the Option.)

14  TYPE OF REPORTING PERSON

         CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Oplink Communications, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share ("Avanex Common Stock"), of Avanex Corporation, a Delaware corporation ("Avanex"). The principal executive offices of Avanex are located at 40919 Encyclopedia Circle, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is Oplink Communications, Inc., a Delaware corporation ("Oplink"). Oplink is a leading provider of innovative optical modules and components.

         (b) The address of the principal office and principal business of Oplink is 3469 North First Street, San Jose, California 95134.

         (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Oplink's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither Oplink nor, to Oplink's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Oplink nor, to Oplink's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) With the exception of Mr. Herbert Chang, who is a citizen of Taiwan, and Mr. Yanfeng Yang, who is a citizen of the People's Republic of China, all of the directors and executive officers of Oplink named in Schedule I to this Schedule 13D are citizens of the United States.

CUSIP No. 05348W109                                         Page 4 of 11


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Avanex have entered into Voting Agreements and Irrevocable Proxies with Oplink as described in Item 4 and Item 5 of this
Schedule 13D. Oplink did not pay additional consideration to any such stockholder in connection with the execution and delivery of the Voting Agreements and Irrevocable Proxies.

Additionally, as further inducement to Avanex to enter into the Reorganization Agreement (as defined in Item 4), Avanex and Oplink entered into the Avanex Stock Option Agreement dated as of March 18, 2002 (the "Avanex Stock Option Agreement"), pursuant to which Avanex granted Oplink the right (the "Option"), under certain conditions specified in the Avanex Stock Option Agreement, to acquire up to 13,886,525 shares of Avanex Common Stock. The granting of the Option was negotiated as a material term of the entire Merger transaction. Oplink did not pay additional consideration to Avanex in connection with Avanex entering into the Avanex Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Oplink anticipates that it will use working capital for any exercise of the Option.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of March 18, 2002 (the "Reorganization Agreement"), by and among Avanex, Pearl Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Avanex ("Merger Sub"), and Oplink, and subject to the conditions set forth therein (including, but not limited to, the adoption by the stockholders of Oplink of the Reorganization Agreement and the approval by the stockholders of Avanex of the issuance of Avanex Common Stock in connection with the Merger), Merger Sub will be merged with and into Oplink (the "Merger"), Oplink will become a wholly-owned subsidiary of Avanex and each outstanding share of Oplink common stock will be converted into 0.405344 of a share of Avanex Common Stock in accordance with the Reorganization Agreement.

         Concurrently with, and as a condition to, the execution and delivery of the Reorganization Agreement, Oplink and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and Irrevocable Proxies. As an inducement to Avanex to enter into the Reorganization Agreement, Avanex and Oplink entered into the Avanex Stock Option Agreement, as described in Item 3. Avanex's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events set forth in the Avanex Stock Option Agreement, which events might not occur.

         References to, and descriptions of, the Merger, the Reorganization Agreement, the Avanex Stock Option Agreement and the Voting Agreements and Irrevocable Proxies as set forth herein are qualified in their entirety by reference to the copies of the Reorganization Agreement, the Avanex Stock Option Agreement and the Voting Agreement, included as Exhibits 2.1, 2.2 and 2.3, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the board of directors of Avanex will be increased to nine members, certain members of Oplink's current board of directors will become members of the board of directors of Avanex and it is anticipated that Bruce Horn will become Chief Financial Officer of Avanex, Frederick Fromm will become a director of and advisor to Avanex and Joseph Liu will become a Co-Chairman of Avanex's board of directors.

         (e) The Reorganization Agreement prohibits Avanex, without the prior written consent of Oplink, from (i) declaring, setting aside or paying any dividends or making any other distributions in respect of any capital stock or splitting, combining or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) purchasing, redeeming or otherwise acquiring any shares of capital stock of Avanex or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on March 18, 2002; and (iii) issuing,

CUSIP No. 05348W109                                             Page 5 of 11


         delivering, selling, authorizing, pledging or otherwise encumbering any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or entering into other agreements or commitments of any character obligating Avanex to issue any such shares or convertible securities, other than in certain circumstances described in the Reorganization Agreement. Upon consummation of the Merger, the number of outstanding shares of Avanex Common Stock will be adjusted as contemplated by the Reorganization Agreement.

         (f) Upon consummation of the Merger, Oplink will become a wholly owned subsidiary of Avanex.

         (g) The Reorganization Agreement contains provisions that limit the ability of Avanex to engage in a transaction that would entail a change of control of Avanex during the pendency of the Reorganization Agreement.

         (h) Not applicable.

         (i) Not applicable.

         (j) Other than as described above, Oplink currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Oplink reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Voting Agreements and the Irrevocable Proxies, Oplink has shared power to vote an aggregate of 9,936,901 shares of Avanex Common Stock for the limited purpose of voting (i) in favor of the approval of the issuance of shares of Avanex Common Stock to the stockholders of Oplink pursuant to the terms of the Reorganization Agreement; (ii) in favor of each of the transactions contemplated by the Reorganization Agreement; (iii) in favor of any matter that could reasonably be expected to facilitate the Merger; and
         (iv) against any matter that could reasonably be expected to prevent the Merger. The stockholders of Avanex who are parties to the Voting Agreements and Irrevocable Proxies retained the right to vote their shares of Avanex Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 14.3% of the issued and outstanding shares of Avanex Common Stock as of March 15, 2002. In addition, the individuals who have signed Voting Agreements and Irrevocable Proxies hold an aggregate of 2,635,742 options that are exercisable within 60 days of March 15, 2002.

         In the event the Option becomes exercisable and is exercised in full, Oplink will have the sole power to vote and to dispose of 13,866,525 shares of Avanex Common Stock which, based upon the 69,467,362 shares of Avanex Common Stock outstanding as of March 15, 2002 (as represented by Avanex in the Reorganization Agreement), equals 19.9% of the outstanding shares of Avanex excluding shares of Avanex Common Stock issuable upon exercise of the Option.

         To Oplink's knowledge, no shares of Avanex Common Stock are beneficially owned by any of the persons named in Schedule I to this
         Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and Irrevocable Proxies.

         Set forth in Schedule II to this Schedule 13D is the name of each Avanex executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Oplink shares the power to vote or to direct the vote or to dispose or direct the disposition of Avanex Common Stock.

         During the past five years, to Oplink's knowledge, no person named in
         Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05348W109                                          Page 6 of 11


         During the past five years, to Oplink's knowledge, no person named in
         Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To Oplink's knowledge, all persons named in Schedule III to this
         Schedule 13D are citizens of the United States with the exception of Giovanni Barbarossa, who is a citizen of Italy.

         (c) Neither Oplink, nor to Oplink's knowledge, any person named in
         Schedule I to this Schedule 13D, has affected any transaction in Avanex Common Stock during the past 60 days, except as disclosed herein.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Oplink's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Avanex, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.       DESCRIPTION
-----------       -----------

  2.1 Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp., and Oplink Communications, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Oplink on March 22, 2002.)

  2.2 Avanex Stock Option Agreement, dated as of March 18, 2002, between Avanex Corporation and Oplink Communications, Inc. (Incorporated by reference to Exhibit 2.3 of the Form 8-K filed by Oplink on March 22, 2002.)

  2.3 Form of Avanex Voting Agreement and Irrevocable Proxy, dated as of March 18, 2002, in substantially the form entered into between Oplink Communications, Inc. and each of the persons listed on Schedule II to this Schedule 13D.

CUSIP No. 05348W109                                          Page 7 of 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Oplink Communications, Inc.

Dated:  March 28, 2002                 By: /s/ Frederick Fromm
                                           -------------------------------------
                                           Frederick Fromm
                                           President and Chief Executive Officer

CUSIP No. 05348W109                                          Page 8 of 11


                                   SCHEDULE I

               EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF OPLINK

NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                         ----------------------------------

Frederick R. Fromm           President, Chief Executive Officer and Director

Bruce Horn                   Chief Financial Officer and Treasurer

Wei-Zhong Li                 Chief Technology Officer

Ken Brizel                   Senior Vice President, Strategy and Business
                             Development

Zee Hakimoglu                Vice President, Product Line Management

Christian Lepiane            Vice President, Worldwide Sales

Yanfeng Yang                 Vice President, Global Manufacturing

Jingyu Xu                    Senior Vice President, Engineering

Weiming Li                   Vice President, General Manager Oplink Zhuhai

All individuals named in the above table are employed by Oplink Communications, Inc. The address of Oplink's principal executive office is 3469 North First Street, San Jose, California 95134.


                             SCHEDULE I (CONTINUED)
                        NON-EMPLOYEE DIRECTORS OF OPLINK

                                                                   NAME AND
                             PRINCIPAL OCCUPATION                  ADDRESS OF ORGANIZATION
NAME                         OR EMPLOYMENT                         IN WHICH EMPLOYED
----                         -------------                         -----------------
Joseph Y. Liu                Private Investor                      c/o Oplink Communications, Inc.
                                                                   3469 North First Street
                                                                   San Jose, California 95134

Terence P. Brown             Private Investor, President           Caymas Systems, Inc.
                             and CEO                               5330 Old Redwood Hwy., Suite B
                                                                   Petaluma, California 94954

Leonard J. LeBlanc           Vice President of Corporate           Ebest, Inc.
                             Development                           2350 Mission College Blvd.
                                                                   Santa Clara, California 95134

David Spreng                 Managing Member                       Crescendo Venture Management, LLC
                                                                   480 Cowper Street, Suite 300
                                                                   Palo Alto, California 94301

Chieh Chang                  Chief Executive Officer,              c/o Oplink Communications, Inc.
                             Progammable Microelectronics          3469 North First Street
                             Company, Inc.                         San Jose, California 95134

Herbert Chang                President                             c/o Oplink Communications, Inc.
                             InveStar Capital, Inc.                3469 North First Street
                             Taiwan                                San Jose, California 95134

CUSIP No. 05348W109                                           Page 9 of 11

                                  SCHEDULE II

                                        NUMBER OF SHARES OF           PERCENTAGE OF OUTSTANDING
   VOTING AGREEMENT                     AVANEX COMMON STOCK            SHARES OF AVANEX COMMON
     STOCKHOLDER                        BENEFICIALLY OWNED*           STOCK AS OF MARCH 15, 2002
================================================================================================
Paul Engle                                     762,500                           1.10%
Walter Alessandrini                          4,747,052                            6.8%
Simon Cao                                    3,240,226                            4.7%
Jessy Chao                                   1,002,900                            1.4%
Margaret Quinn                                  70,000                             .1%
Todd Brooks                                     31,931                             **
Vinton G. Cerf                                   2,292                             **
Federico Faggin                                 40,000                             **
Joel Smith                                      40,000                             **
Giovanni Barbarossa                                  0                              0%
                           TOTAL             9,936,901                           14.3%

* Does not include options to purchase an aggregate of 2,635,742 shares of Avanex Common Stock, which options are exercisable within 60 days of March 15, 2002.

** Less than 0.1%.

CUSIP No. 05348W109                                       Page 10 of 11


                                  SCHEDULE III

VOTING AGREEMENT                    PRINCIPAL OCCUPATION                        NAME AND ADDRESS
STOCKHOLDER                         OR EMPLOYMENT                               OF EMPLOYER
-----------                         -------------                               -----------
Paul Engle                          President, Chief Executive Officer          Avanex Corporation
                                                                                40919 Encyclopedia Circle
                                                                                Fremont, California  94538

Giovanni Barbarossa                 Vice President, Product Development         Avanex Corporation
                                                                                40919 Encyclopedia Circle
                                                                                Fremont, California  94538

Simon Cao                           Chief Technology Officer and                Avanex Corporation
                                    Senior Vice President,                      40919 Encyclopedia Circle
                                    Business Development                        Fremont, California  94538

Jessy Chao                          Vice President, Finance and                 Avanex Corporation
                                    Chief Financial Officer                     40919 Encyclopedia Circle
                                                                                Fremont, California  94538

John Tyler                          Vice President,                             Avanex Corporation
                                    Quality                                     40919 Encyclopedia Circle
                                                                                Fremont, California  94538

Margaret Quinn                      Vice President,                             Avanex Corporation
                                    Human Resourses and Administration          40919 Encyclopedia Circle
                                                                                Fremont, California  94538

Walter Alessandrini                 Chairman                                    Avanex Corporation
                                                                                40919 Encyclopedia Circle
                                                                                Fremont, California  94538

Todd Brooks                         General Partner                             Mayfield Fund
                                                                                2800 Sand Hill Road
                                                                                Menlo Park, California  94025

Vinton G. Cerf                      Senior Vice President,                      c/o Avanex Corporation
                                    Internet Architecture and Technology        40919 Encyclopedia Circle
                                    MCI Worldcom                                Fremont, California  94538

Federico Faggin                     President and Chief Executive Officer       Synaptics
                                                                                2381 Bering Drive
                                                                                San Jose, California 95131

Joel Smith                          Dean,                                       University of South Carolina
                                    The Darla Moore School of Business          Moore School of Business
                                                                                1705 College Street
                                                                                Columbia, South Carolina 29208

CUSIP No. 05348W109                                               Page 11 of 11


                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
----------    ------------

   2.1 Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, Pearl Acquisition Corp., and Oplink Communications, Inc. (Incorporated by reference to Exhibit
              2.1 of the Form 8-K filed by Oplink on March 22, 2002.)

   2.2 Avanex Stock Option Agreement, dated as of March 18, 2002, between Avanex Corporation and Oplink Communications, Inc. (Incorporated by reference to Exhibit 2.3 of the Form 8-K filed by Oplink on March 22, 2002.)

   2.3 Form of Avanex Voting Agreement and Irrevocable Proxy, dated as of March 18, 2002, in substantially the form entered into between Oplink Communications, Inc. and each of the persons listed on
              Schedule II to this Schedule 13D.